FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 8, 2003

JAMES HARDIE INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)

4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Safe Harbor Statement
EXHIBIT INDEX
SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

Safe Harbor Statement	3
Exhibit Index	4
Signatures	5

Safe Harbor Statement

     The exhibits attached to this Form 6-K contain forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Appendix 3B – Exercise of Options, ASX lodge date August 20, 2003
99.2	Appendix 3B – Exercise of Options, ASX lodge date August 21, 2003
99.3	Appendix 3B – Exercise of Options, ASX lodge date August 22, 2003 – Supervisory Board Share Plan
99.4	Appendix 3B – Exercise of Options, ASX lodge date September 04, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: September 8, 2003	By:	/s/ Peter Shafron

Peter Shafron
Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Appendix 3B – Exercise of Options, ASX lodge date August 20, 2003

99.2	Appendix 3B – Exercise of Options, ASX lodge date August 21, 2003

99.3	Appendix 3B – Exercise of Options, ASX lodge date August 22, 2003 – Supervisory Board Share Plan

99.4	Appendix 3B – Exercise of Options, ASX lodge date September 04, 2003